Writer's Direct Number	Writer's E-mail Address
212.756.2208	david.rosewater@srz.com

May 9, 2014

VIA EDGAR AND ELECTRONIC MAIL

Nicholas P. Panos Senior Special Counsel, Division of Corporation Finance Office of Mergers and Acquisitions U.S. Securities and Exchange Commission Washington, D.C. 20549

Re:	ValueVision Media, Inc. ("ValueVision" or the "Company") Revised Preliminary Proxy Statement on Schedule 14A Filed May 5, 2014 by Clinton Group, Inc., et al. File No. 000-20243

Dear Mr. Panos:

On behalf of Clinton Relational Opportunity Master Fund, L.P. and its affiliates (collectively, "Clinton"), Thomas D. Beers, Mark Bozek, Ronald L. Frasch, Thomas D. Mottola, Robert Rosenblatt and Fred Siegel (each, a "Filing Person" and collectively with Clinton, the "Filing Persons"), we are responding to your letter dated May 8, 2014 (the "SEC Comment Letter") in connection with the Revised Preliminary Proxy Statement on Schedule 14A filed on May 5, 2014 (the "First Revised Proxy Statement"). We have reviewed the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") and respond below. For your convenience, the comments are restated below in italics, with our responses following.

Concurrently with this letter, Clinton is filing a further revised preliminary proxy statement on Schedule 14A (the "Second Revised Proxy Statement"). The Second Revised Proxy Statement reflects revisions made to the First Revised Proxy Statement in response to the comments of the Staff. Unless otherwise noted, the page numbers in the italicized headings below refer to pages in the First Revised Proxy Statement, while the page numbers in the responses refer to pages in the Second Revised Proxy Statement. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Second Revised Proxy Statement.

For your convenience, we are emailing to your attention a copy of the Second Revised Proxy Statement, including a copy marked to show the changes from the First Revised Proxy Statement.

 Reasons for Our Solicitation, page 6

1.	We note your response to comment 4 in our letter dated May 1, 2014. Please provide additional detail regarding how the Nominees' plans as described in this section relate to the Participants' belief that the Company can generate "significant profits" from the Company's "ubiquitous cable and satellite distribution in the United States."

The Company's television programming appears on cable and satellite systems that reach 87 million American homes. Through the Company's programming, the Company markets and sells products that generate revenue and profit for the Company. The Filing Persons believe that the Company has not used its very uncommon, ubiquitous presence in the homes of Americans optimally and, therefore, has not generated as much revenue and profit as it could. The Filing Persons note in the section titled "Reasons for Our Solicitation" of the Second Revised Proxy Statement that QVC and HSN, the Company's two principal rivals who also have this "uncommon" presence on cable and satellite television, have generated much more revenue, profit and market capitalization through their programming and use of their "uncommon asset". As disclosed in the Second Revised Proxy Statement, the Nominees have a plan to improve the appeal of the merchandise sold on the Company's channel both by changing the category mix of products, away from watches and jewelry and toward home goods and other goods, and by having a presence in New York from which the Company's merchants can source product. The Filing Persons also describe their belief that the television programming itself can be improved to make the marketing of the Company's product more appealing to television watchers by getting better on-air talent and celebrity endorsers by broadcasting from New York or Los Angeles. In these ways, the Filing Persons believe that the Nominees have a plan to market more appealing products and increase sales, thereby making better use of the Company's "uncommon" presence on the television systems in 87 million homes.

Proposal 1- Election of Directors, page 11

2.	We note your statement that "Mr. Mottola also serves as a senior advisor to Catterton Partners, Corp." However, Mr. Mottola does not appear to be included in the list of senior advisors on the Catterton Partners Corp. website. Please revise or advise. Please also disclose the time period during which Mr. Mottola has been a senior advisor to Catterton Partners.

In response to you comment, the Filing Persons acknowledge that Mr. Mottola is not included in the list of senior advisors on the Catterton Partners Corp. website. It is the Filing Persons belief that Mr. Mottola is not included in such list because Catterton Partners Corp. has not updated its website since Mr. Mottola became a senior advisor in January 2014. Also in response to your comment, the Filing Persons have revised the disclosure on page 13 of the Second Revised Proxy Statement regarding Mr. Mottola's employment with Catterton Partners Corp.

3.	We note your response to comment 10 in our letter dated May 1, 2014, and your disclosure on pages 15-16 regarding the change in control payments to which the named executive officers of the Company would be entitled upon successful election of all of your Nominees. Please also disclose the change in control payments to which the named executive officers would be entitled under the Second Amended and Restated Employment Agreement and Executives' Severance Benefit Plan described on page 15, as it appears that the payments to which the named executive officers would be entitled upon successful election of your Nominees exceeds that which is disclosed in the first paragraph on page 16.

4.	In response to your comment, the Filing Persons have revised the disclosure on page 16 of the Second Revised Proxy Statement to further clarify the disclosure and to state that the payments to which the named executive officers would be entitled upon a successful election of the Nominees would be $6,227,622 in the aggregate.

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Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2208.

Very truly yours,

/s/ David E. Rosewater

David E. Rosewater